Exhibit 99.1

Intelligent Group Limited Resolves Nasdaq Bid

Price Deficiency and Remains in Compliance with Nasdaq Listing Standards

Intelligent Group Limited (Nasdaq: INTJ), a Hong Kong-based financial public relations company today announced that it has successfully regained full compliance with The Nasdaq Stock Market’s minimum bid price requirement under Listing Rule 5550(a)(2).

On July 18, 2025, Nasdaq formally notified the Company that the prior bid-price deficiency has been cured. The confirmation followed a 10 consecutive business day period commencing July 3, 2025, and ending July 17, 2025, during which the closing bid price of INTJ’s Class A ordinary shares remained at or above US$1.00 per share. Consequently, Nasdaq considers the matter closed and the Company’s listing fully compliant with Rule 5550(a)(2).

Ms. Wai Lau, Director & Chairlady of the Board, commented: “We are gratified to have restored compliance with Nasdaq’s listing standards. This outcome reflects the confidence our shareholders have placed in our strategic direction, the resilience of our core investor-relations franchise, and the decisive actions taken by management to strengthen both our capital-market profile and operational fundamentals.”

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Intelligent Group Limited

Intelligent Group Limited has been deeply rooted in Hong Kong for many years and successfully listed on the NASDAQ in March 2024. As a public relations group in Hong Kong to focus on producing financial content, Intelligent Group Limited is committed to providing high-value public relations services to the financial sector, helping listed companies enhance their brand influence through precise “data + content” driven communications. Through close collaboration with over 100 securities firms and more than 150 financial analysts, the company has focused on driving financial institutions, investors, and businesses with efficient content-driven public relations services. Intelligent Group operates in Hong Kong, Guangzhou, and Shenzhen, providing top-tier communications services to leading companies in the Hong Kong and U.S. stock markets.

For more information, please visit Intelligent Group’s website: intelligentjoygroup.com

For enquiry, please contact Intelligent Group Limited:

Karen Deng

Phone: (852) 57496688
Email: Karen.deng@intelligentjoy.com

In the event of any discrepancies with press releases from other sources, this version as published on the Company's website shall prevail.